RESULTS OF THE FUND'S SPECIAL SHAREHOLDER MEETING

A Special Meeting of the Shareholders of the Fund took place on November 14, 2016, to approve a new investment advisory agreement between the Adviser and the Trust on behalf of the Fund; and to approve any adjournments of the Special Meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to constitute a quorum or to approve the new investment advisory agreement.

All Fund shareholders of record at the close of business on October 14, 2016, were entitled to vote. As of the record date the Fund had 2,119,273 shares outstanding. Of the 1,793,733 shares present in person or by Proxy at the meeting November 14, 2016: 1,793,733 or 100% voted in favor of the proposals. There were no abstentions or votes against the proposals. Accordingly, the proposals were approved.